UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☒	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Persimmon Growth Partners Investor Fund, L.P.

3.	Securities and Exchange Commission File No.: 811-22458

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 1777 Sentry Parkway West, Gwynedd Hall, Suite 102, Blue Bell, PA 19422

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form: Gino Malaspina, Esq., Cipperman & Company, LLC, 500 E. Swedesford Road, Suite 104, Wayne, PA, (484) 588-2115.

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act (17 CFR 270.31a-1, .31a-2]: Persimmon Growth Partners Investor Fund, L.P , 1777 Sentry Parkway West, Gwynedd Hall, Suite 102, Blue Bell, PA 19422, (484) 572-0500.

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐	Open-end ☒ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.

Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated: Persimmon Capital Management, LP, 1777 Sentry Parkway West, Gwynedd Hall, Suite 102, Blue Bell, PA 19422

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: None.

13.	If the fund is a unit investment trust ("UIT") provide: N/A

Depositor's name(s) and address(es):

Trustee's name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐	Yes ☒ No

If Yes, for each UIT state: N/A

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes ☐ No

If Yes, state the date on which the board vote took place: September 21, 2012
If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes ☒ No

If Yes, state the date on which the shareholder vote took place:

If No, explain: Pursuant to the Registrant’s Agreement and Declaration of Trust, the Board of Directors may approve the liquidation of the Registrant without shareholder approval.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions: Fund assets were distributed to the Registrant’s shareholders pursuant to a final tender offer prior to the Fund’s liquidation. The Fund distributed assets to shareholders on January 4, 2013, January 9, 2013 and February 6, 2013.

(b)	Were the distributions made on the basis of net assets?
☒ Yes ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒ Yes ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes ☒ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: N/A

17.	Closed-end funds only:

Has the fund issued senior securities?

☐ Yes ☒ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders: N/A

18.	Has the fund distributed all of its assets to the fund's shareholders?

☐ Yes ☒ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed? The Fund has 37 shareholders.

(b)	Describe the relationship of each remaining shareholder to the fund: Each remaining shareholder is a holder of shares of beneficial interest in the Fund.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☒ Yes ☐ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders: Remaining assets will be distributed to Fund shareholders after final liquidation of assets of the Persimmon Growth Partners Fund (“PGPF”), including an illiquid security, a hold-back of 5% of assets pursuant to the Fund’s tender offer, and payment of Fund expenses in connection with the liquidation after completion of the Fund’s audit for the fiscal year ending March 31, 2013. The Fund invests substantially all of its assets in PGPF, a registered investment company, as part of a master-feeder structure. PGPF is also filing a Form N-8F in connection with its liquidation.

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☒ Yes ☐ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

The Fund has retained its investment in PGPF. PGPF retains one illiquid security, representing approximately $366,589.00. The Fund also retains approximately 5% of its assets in cash as a hold-back in connection with its tender offer.

(b)	Why has the fund retained the remaining assets? The Fund has retained its investment in PGPF until such time as PGPF can liquidate all of its assets. PGPF has retained an investment in one underlying investment fund, which is considered illiquid by PGPF ’s investment adviser. It is expected that this illiquid security will be liquidated in March 2013 at the then current NAV.

(c)	Will the remaining assets be invested in securities?

☐ Yes ☒ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☒ Yes ☐ No

If Yes,

(a)	Describe the type and amount of each debt or other liability: The Fund may have nominal payables relating to administrative and legal expenses.

(b)	How does the fund intend to pay these outstanding debts or other liabilities? The Fund will pay these liabilities out of cash proceeds received from liquidating its investment in PGPF.

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $0

(ii)	Accounting expenses: $2,512

(iii)	Other expenses (list and identify separately): $605 Bank fees: $105 Other miscellaneous expenses: $500
:

(iv)	Total expenses (sum of lines (i)-(iii) above): $3,117

(b)	How were those expenses allocated? These expenses are allocated to all shareholders on a pro rata basis.

(c)	Who paid those expenses? The Fund will pay the liquidation expenses.

(d)	How did the fund pay for unamortized expenses (if any)? The Fund will pay unamortized expenses with available cash.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes ☒ No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed: N/A

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation: N/A

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes ☒ No

If Yes, describe the nature and extent of those activities: N/A

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger: N/A
The names of the surviving portfolios are as follows: N/A

(b)	State the Investment Company Act file number of the fund surviving the Merger: N/A

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: N/A

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. N/A

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of the Persimmon Growth Partners Investor Fund (ii) he is the President of the Persimmon Growth Partners Investor Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

March 11, 2013	/s/ Gregory Horn
Gregory Horn
President